SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                       PARADISE MUSIC & ENTERTAINMENT, INC
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   699071-10-6
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                                 (CUSIP Number)

                              Helen W. Melman, Esq.
                                815 Moraga Drive
                          Los Angeles, California 90049
                                 (310) 472-4191
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-l(g), check the following box
|_|.

                         (Continued on following pages)


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

CUSIP No. 699071-10-6             SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Consolidated Entertainment, LLC
      95-467-3005
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
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                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            925,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        925,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      925,000 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.9%
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14    TYPE OF REPORTING PERSON*

      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 699071-10-6             SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jesse Dylan
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        641,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            925,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               641,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        925,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,566,000 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.1%
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 699071-10-6             SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Craig Rodgers
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            925,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        925,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      925,000 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This Statement on Schedule 13D is filed by Consolidated Entertainment LLC, a California limited liability company ("LLC"), Jesse Dylan and Craig Rodgers (individually or collectively, the "Reporting Persons") to report the beneficial ownership of shares of common stock, par value $.01 per share, of Paradise Music & Entertainment, Inc., a Delaware corporation (the "Company"). The Company's principal business address is 53 West 23rd Street, 11th Floor, New York, New York 10010.

Item 2. Identity and Background.

      The LLC is a limited liability company organized in the state of California. Its principal business is television, commercial and music video production and related activities. The address of its principal business and office is 8330 West Third Street, Los Angeles, California 90048.

      The members of the LLC are Jesse Dylan, who has a 51% interest, and Craig Rodgers, who has a 49% interest. Craig Rodgers serves as manager and president of the LLC, and is responsible for its day-to-day operations. His business address is 8330 West Third Street, Los Angeles, California 90048.

      Jesse Dylan's principal occupation is chairman and chief executive officer of the Company. His principal business address is 8330 West Third Street, Los Angeles, California 90048.

      Jesse Dylan and Craig Rodgers are citizens of the United States.

      During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or the finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Pursuant to an Asset Purchase Agreement by and among the Company, Straw Dogs Acquisition Corp., a wholly owned subsidiary of the Company ("Straw Dogs"), the LLC, Jesse Dylan and Craig Rodgers, dated September 23, 1999, on December 16, 1999, Straw Dogs acquired substantially all of the assets and assumed substantially all of the liabilities of the LLC in consideration for 900,000 shares of the Company's common stock. In addition, Straw Dogs acquired all of the stock of Spur & Buckle, Inc., a company which is wholly owned by Jesse Dylan, in consideration for 541,000 shares of the Company's common stock, pursuant to a Stock Purchase Agreement dated September 24, 1999, among the Company, Straw Dogs and Jesse Dylan. The shares were valued at $5.75 per share.


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

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the Company's common stock for investment purposes in connection with the sale of the businesses of the LLC and Spur & Buckle to Straw Dogs. The assets of the LLC were transferred to Straw Dogs in a tax-free reorganization as described in Section 368(a)(1)(C) of the Internal Revenue Code. As a result, the LLC will, as soon as reasonably practicable, liquidate and distribute its remaining assets, including the 925,000 shares of the Company's common stock it owns, to its two members, 51% to Dylan and 49% to Rodgers.

      Jesse Dylan is employed as the chairman, chief executive officer and a director of the Company pursuant to an Employment Agreement dated as of July 1, 1999 for a term expiring on June 30, 2004. The Company has agreed to nominate Jesse Dylan as a member of the management slate of directors at each annual meeting of stockholders during his employment under the agreement.

      Jesse Dylan holds ten-year options to purchase 750,000 shares of the Company's common stock at $5.00 per share which vest as to 250,000 shares on each of July 1, 2000, 2001 and 2002.

      Craig Rodgers holds ten-year options to purchase 100,000 shares of the Company's common stock at $5.00 per share which vest as to one-third of the shares on each of July 1, 2000, 2001 and 2002.

      Except as described herein, none of the Reporting Persons has any plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Company;

            (f) Any other material change in the Company's business or corporate structure;

            (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;


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

            (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) - (b) The beneficial ownership of the Company's common stock by each Reporting Person is as follows:

                                    LLC            DYLAN            RODGERS
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Sole Power to Vote                   0            641,000                 0
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Shared Power to Vote              925,000         925,000 (1)       925,000 (1)
--------------------------------------------------------------------------------
Sole Power to Dispose                0            641,000                 0
--------------------------------------------------------------------------------
Shared Power to Dispose           925,000         925,000 (1)       925,000 (1)
--------------------------------------------------------------------------------
% Ownership (2)                    11.9%           20.1%               11.9%

----------
(1) Represents the shares directly owned by the LLC. Each of Dylan and Rodgers disclaims beneficial ownership of any such shares which exceed his proportionate interest in the LLC.

(2) Based on 6,355,331 shares outstanding on October 18, 1999 as stated in the Company's Proxy Statement for the Special Meeting of Stockholders held on December 16, 1999, filed with the Securities and Exchange Commission on November 10, 1999, plus the 1,441,000 shares issued to the LLC and Dylan as described in Item 3 above.

      (c) The Reporting Persons engaged in the following transactions in the past 60 days: See Item 3 above.

      (d)   Not applicable.

      (e)   Not applicable.


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

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The voting and disposition of the Company's common stock owned by the LLC is determined in accordance with the terms of the LLC's Operating Agreement dated as of February 19, 1998. Pursuant to such Operating Agreement, subject to Jesse Dylan's right to sell substantially all of the assets of the LLC in connection with certain business transactions, any merger, liquidation, reorganization, transfer of assets or acquisition requires the unanimous consent of the members. All other decisions pertaining to the LLC are decided by a majority of the membership interests.

Item 7. Material to be Filed as Exhibits.

      The following exhibits are filed herewith:

            1. Operating Agreement for Consolidated Entertainment, LLC.

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.

                                    CONSOLIDATED ENTERTAINMENT, LLC.


Date: December 27, 1999             By /S/ Craig Rodgers
                                    --------------------------------------------
                                    Craig Rodgers, President


Date: December 27, 1999             /S/ Jesse Dylan
                                    --------------------------------------------
                                    JESSE DYLAN


Date: December 27, 1999             /S/ Craig Rodgers
                                    --------------------------------------------
                                    CRAIG RODGERS


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